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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                          For the Month of January 2005
                       News Release dated January 4, 2005
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                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
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             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:      Form 20-F            40-F     X
                                                   ------           --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
     Yes:               No:    X
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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE


             ID BIOMEDICAL ANNOUNCES SALE AND LEASEBACK TRANSACTIONS

VANCOUVER, BC - JANUARY 4, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has signed agreements with Alexandria Real Estate Equities, Inc. (NYSE: ARE) for the sale and leaseback of two ID Biomedical facilities: the newly constructed Vaccine Research Centre in Laval, Quebec, Canada; and a vaccine development facility in Northborough, Massachusetts, U.S. The total purchase price to be paid at closing to ID Biomedical is approximately CAD $50 million. The closing of the transactions is subject to certain conditions. The Company expects to close the transactions by no later than January 31, 2005.

Upon closing, ID Biomedical will lease each of these properties from Alexandria for a period of 15 years. In addition, at each site ID Biomedical has secured three, five year options to extend the leases beyond the original term, meaning the Company has the option of maintaining its business operations at each facility for up to 30 years.

"Today's announcement marks another milestone in the company's development. These transactions are part of the plan we first outlined when we completed the acquisition of the vaccine assets of Shire Pharmaceuticals. These sale and leaseback transactions give ID Biomedical access to additional capital to invest in our R&D and commercial programs. Our shareholders have always valued the Company's product opportunities and these transactions are consistent with our mission of investing in vaccine products and pipeline opportunities rather than investing in real estate. Securing long-term leases allows us to continue to pursue our business activities as normal in each of these important sites," commented Todd Patrick, President of ID Biomedical.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

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ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

                                     - 30 -

For further information, please contact:

INVESTOR RELATIONS / MEDIA
Dean Linden                                                Michele Roy
(604) 431-9314                                             (450) 978-6313
dlinden@idbiomedical.com                                   mroy@idbiomedical.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:  /s/ Anthony F. Holler
                                          --------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: January 7, 2005